Exhibit 99.1

For Immediate Release	TSX: TMC

TM BIOSCIENCE TO HOLD SHAREHOLDER VOTE ON PROPOSED ACQUISITION BY LUMINEX ON FEBRUARY 23, 2007

- Company obtains interim order and confirms mailing of information circular -

Toronto, Ontario, January 25, 2007 - Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market, confirmed that the mailing of the definitive forms of proxy and Management Information Circular to holders of common shares and options, in connection with the proposed arrangement transaction with Luminex Corporation (NASDAQ: LMNX) will occur today. The Management Information Circular is available on Tm Bioscience’s website at www.tmbioscience.com and on the SEDAR website at www.sedar.com
In addition, Tm has confirmed that the Ontario Superior Court of Justice has granted an interim order approving the holding of a special meeting of Tm shareholders and optionholders on February 23, 2007. Tm shareholders and optionholders of record at the close of business on January 22, 2007 will be entitled to vote on the proposed arrangement.
Assuming Tm shareholders and optionholders approve the arrangement transaction, final court approval will be required and sought from the Ontario Superior Court of Justice on or about February 27, 2007. Assuming all other conditions are satisfied, the transaction is expected to close during the week of receipt of the final court approval.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases. On December 14, 2006 Luminex Corporation (NASDAQ:LMNX) and Tm Bioscience announced a definitive agreement for Luminex to acquire Tm Bioscience.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s Tag-It™ Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada.

In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis. For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility, the risk that final court approval for the arrangement transaction with Luminex will not be obtained or the arrangement transaction will not close and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Report, available on SEDAR at www.sedar.com and in the Company's Form 20-F, as amended, filed with the U.S. Securities and Exchange Commission and available at www.sec.gov If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com